Exhibit (p)(25)

Quantitative Management

Associates Compliance Manual

Policy Statement:

All employees are expected to comply with the law and to meet high ethical standards when acting on behalf of QMA and in their personal conduct. The Code of Conduct prescribed for all employees is outlined in Prudential’s Ethics Policy, “Making the Right Choices”. Actions that are prohibited by this policy may also apply to household members. Failure to adhere to the standards of this policy, both in letter and spirit, may lead to serious disciplinary action, up to and including termination. QMA, along with other Prudential investment advisers, adopted an Investment Adviser Code of Ethics in January, 2005 which is applicable to all associates acting in an investment advisory capacity on behalf of any investment advisers within the enterprise. (See attached Code below) Rule 204A-1 of the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. The Code of Conduct must also set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Responsibility:

All QMA associates are encouraged to read the Company’s Ethics Policy, “Making the Right Choices” Notes Link

Associates must communicate any lapses or concerns in ethical behavior to any one (or more) of the following:

1) The associates’s supervisor;

2) Senior Management within your unit;

3) Local Compliance Officer;

4) Ethics Officer

5) Human Resources; and/or

6) the Ethics Hotline (1-800-752-7024) maintained by the Enterprise Ethics Office.

No retaliation will be taken against any employee for reporting unethical or illegal behavior or practices, and no employee will be threatened or harassed for making such reports.

Associates must report all situations that compromise the ethical standards of the company to the appropriate persons for resolution and must contact their supervisor, QMA Compliance, and/or the Ethics Hotline to do so.

Monitoring:

Annual IA Questionnaire:

To ensure compliance with the guidelines outlined in the company“s ethics statement, QMA Compliance and the Ethics Office administer an annual Investment Advisor/Conflicts of Interest Questionnaire. The first part of this questionnaire is geared at preparing the QMA businesses“ annual investment advisory registration (Form ADV) filings with the SEC. These filings require that certain questions be answered on behalf of each investment advisor entity, its officers and associated employees. The second part of this questionnaire includes questions aimed at understanding both actual and apparent conflicts of interest, and fulfills associates“ disclosure requirements as outlined in Prudential“s Code of Ethics, “Making the Right Choices”. All QMA employees are required to complete the Investment Advisor Questionnaire during the annual distribution; however associates have a responsibility to adhere to Prudential“s values and guidelines and disclose any potential conflicts as they arise.

Annual Certification:

Annually, all associates receive an electronic request to assert to their understanding of the Investment Adviser Code of Ethics, among other policies. The Corporate Compliance unit coordinates the annual process and maintains the required records.

New Hire Training:

This policy and its requirements are covered in New Hire compliance training. QMA Compliance maintains logs of all attendees of new hire and annual training. QMA Compliance will follow up with new hires to ensure the timely receipt (typically within 10 business days following the training session) of the new hire acknowledgement forms. Corporate Compliance maintains the new hire (hard copy) and annual (electronic) certifications signed by associates.